SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/18/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
223,146

8. SHARED VOTING POWER
160,800

9. SOLE DISPOSITIVE POWER
223,146
_______________________________________________________

10. SHARED DISPOSITIVE POWER
160,800

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
383,946 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.98%

14. TYPE OF REPORTING PERSON

IA



___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
223,146

8. SHARED VOTING POWER
160,800

9. SOLE DISPOSITIVE POWER
223,146
_______________________________________________________

10. SHARED DISPOSITIVE POWER
160,800

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
383,946 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.98%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
223,146

8. SHARED VOTING POWER
160,800

9. SOLE DISPOSITIVE POWER
223,146
_______________________________________________________

10. SHARED DISPOSITIVE POWER
160,800

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
383,946 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.98%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
223,146

8. SHARED VOTING POWER
160,800

9. SOLE DISPOSITIVE POWER
223,146
_______________________________________________________

10. SHARED DISPOSITIVE POWER
160,800

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
383,946 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.98%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #17 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on May 10, 2016 there were 7,702,705 shares of common stock outstanding as of 3/31/2016. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of May 18, 2016, Bulldog
Investors, LLC is deemed to be the beneficial owner of 383,946 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 383,946 shares of SVVC include 223,146 shares (representing 2.90% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full
Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd.,
Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Group of Funds). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 383,946 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 160,800 shares (representing 2.08% of SVVC's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 223,146 shares. Bulldog Investors, LLC has shared power to dispose of and vote 160,800 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SVVC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 5/3/16 the following shares of SVVC were sold:

Date:		        Shares:		Price:
05/04/16		(7,602)		7.6038
05/05/16		(19)		7.6000
05/06/16		(100)		7.5500
05/16/16		(8,849)		7.4500
05/17/16		(200)		7.4600
05/18/16		(1,400)		7.4700


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.


e) The Reporting Persons ceased to be the beneficial owner of more than 5% of SVVC's common stock on May 18, 2016.


ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 5/19/2016

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member